UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On September 28, 2016, Medigus Ltd., or the Company, held an annual general meeting of its shareholders, or the Meeting, at the offices of the Company at Omer Industrial Park, Building No. 7A, Omer, Israel.  At the Meeting, shareholders voted on five proposals, each of which is described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on August 29, 2016.  As of August 29, 2016, the record date for the Meeting, there were 32,047,034 ordinary shares issued, outstanding and entitled to vote at the Meeting.   There were 10,189,858 ordinary shares present in person or represented by proxy at the Meeting, representing 31.80% of the issued and outstanding ordinary shares of the Company, and a quorum was present for all issues voted on at the Meeting. All five proposals were approved by the requisite vote of the Company’s shareholders.

Following his election in the Meeting to serve as an external director of the Company for a three year period commencing as of September 29, 2016, Mr. Eitan Machover has joined the Company’s audit committee, which is currently comprised of three independent directors. As such, the Company has filled the vacancy on its audit committee and is in compliance with Nasdaq’s audit committee requirement as set forth in Nasdaq Listing Rule 5605.

On September 29, 2016, in connection with the election of Mr. Eitan Machover, the Company issued a press release titled: “Medigus Appointment Industry Veteran Eitan Machover to Board of Directors and Audit Committee.” A copy of this press release is furnished herewith as exhibit 99.1.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on August 24, 2016 (Registration No. 333- 213280) and its Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 9, 2015 (Registration No. 333-206803).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 29, 2016	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Appointment Industry Veteran Eitan Machover to Board of Directors and Audit Committee” dated September 29, 2016.